UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 16, 2015

(Exact name of registrant as specified in its charter)

Connecticut	1-15052	06-1541045
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

157 Church Street, New Haven, Connecticut	06506
(Address of principal executive offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code (203) 499-2000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

a. On September 16, 2015, The United Illuminating Company (UI), a wholly-owned subsidiary of UIL Holdings Corporation (UIL), signed a Proposed Partial Consent Order for filing with the Connecticut Department of Energy and Environmental Protection (DEEP) that, when issued by the Commissioner of DEEP, and subject to the closing of the proposed merger of UIL and Iberdrola, USA, Inc. and the other terms and conditions of the Proposed Partial Consent Order, will require UI to investigate and remediate certain environmental conditions within the perimeter of the English Station site, a former generation site on the Mill River in New Haven previously owned and sold by UI in 2000 as set forth in the Proposed Partial Consent Order. If the costs of the investigation and remediation are less than $30 million, under the terms of the Proposed Partial Consent Order, UI will remit to the State of Connecticut the difference between such costs and $30 million for a public purpose as determined in the discretion of the Connecticut Governor, the Connecticut Attorney General, and the Commissioner of DEEP.

A copy of the Proposed Partial Consent Order is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

b. In addition, on September 16, 2015, Iberdrola, S.A., Iberdrola USA, Inc., Iberdrola USA Networks, Inc., Green Merger Sub, Inc. and UIL (the Companies), jointly with the Connecticut Office of Consumer Counsel (OCC), filed a letter with the Connecticut Public Utilities Regulatory Authority (the Authority) in the Iberdrola USA, Inc. - UIL Holdings Corporation Change of Control proceeding (Docket No. 15-07-38). The letter indicated that the Companies and the OCC have made significant progress towards a settlement and intend to file a settlement agreement, along with a motion to modify the procedural schedule with the Authority, by September 18, 2015.

A copy of the Letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

For more information on English Station, see UIL’s Annual Report on Form 10-K for the year ended December 31, 2014 and subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Proposed Partial Consent Order dated September 16, 2015.

99.2	Letter filed September 16, 2015 by Iberdrola, S.A., Iberdrola USA, Inc., Iberdrola USA Networks, Inc., Green Merger Sub, Inc. and UIL Holdings Corporation with the Connecticut Public Utilities Regulatory Authority in Docket No. 15-07-38.

Forward-looking statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. In addition, risks and uncertainties related to the proposed merger of UIL with a subsidiary of Iberdrola USA, Inc. (Iberdrola USA) include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that UIL shareowners may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, the risk that any announcements relating to the proposed merger could have adverse effects on the market price of UIL’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of UIL to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, are more fully discussed in the proxy statement/prospectus included in the Registration Statement on Form S-4, as amended, filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in UIL’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this communication speak only as of the date of this communication. UIL does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication other than as required by applicable law.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between UIL and Iberdrola USA. In connection with the proposed transaction between UIL and Iberdrola USA, Iberdrola USA has filed with the SEC a registration statement on Form S-4, as amended, containing a preliminary proxy statement of UIL, that will also constitute a prospectus of Iberdrola USA. UIL will mail the final proxy statement/prospectus to UIL’s shareholders. UIL AND IBERDROLA USA URGE INVESTORS AND SHAREHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Iberdrola USA or UIL may file with the SEC or send to shareholders in connection with the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by UIL are available free of charge on UIL’s website at www.uil.com or by contacting UIL’s Investor Relations Department at 203-499-2409.

Participants in Solicitation

UIL and its directors and executive officers, and Iberdrola USA and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of UIL common stock in respect of the proposed transaction. Information about UIL’s executive officers and directors is set forth in UIL’s definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals, as well as information regarding Iberdrola USA’s directors and executive officers, is set forth in the proxy statement/prospectus, included in Iberdrola USA’s registration statement on Form S-4, as amended, filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UIL HOLDINGS CORPORATION
Registrant

Date: September 16, 2015	By	/s/ Richard J. Nicholas
Executive Vice President and Chief Financial Officer